

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2024

Selim Bassoul
Chief Executive Officer
CopperSteel HoldCo, Inc.
1000 Ballpark Way, Suite 400
Arlington, Texas 76011

> **Re: CopperSteel HoldCo, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 22, 2023**
> **File No. 333-276255**

Dear Selim Bassoul:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers
Q: What approval by Cedar Fair Unitholders is required to approve the Mergers, page 7

1. We note your disclosure that the completion of the Mergers does not require the approval of Cedar Fair's Unitholders. Please revise the answer to discuss in greater detail why Cedar Fair Unitholders will not be required to vote or approve the Mergers. In this regard and to the extent applicable, please discuss the proposed ownership structure of the combined company, the structure of the Mergers, and how such structures impacted the required vote or approval of Cedar Fair's Unitholders.

Material U.S. Federal Income Tax Consequences for Six Flags Holders
Six Flags Merger, page 142

2.   We note your disclosure in the third paragraph that "the following is a summary of certain material U.S. federal income tax consequences of the Six Flags Merger to Six Flags U.S. holders if the Six Flags Merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code." Please delete the word "certain."

3.   We note your disclosure in the third paragraph that "if the Six Flags Merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code...[e]ach Six Flags U.S. holder will recognize gain, but not loss, in the Six Flags Merger, equal to the lesser of...." We also note your disclosure on page vi in the definition of "Six Flags Tax Treatment" that "holders of Six Flags Common Stock shall not recognize any gain or loss in the exchange of shares of Six Flags Common Stock for shares of CopperSteel Common Stock and cash in lieu of fractional shares, other than with respect to the receipt of cash in lieu of fractional shares and potentially under Section 897 of the Code." Please reconcile and clarify whether the Six Flags Merger is a tax-free transaction to holders of Six Flags Common Stock.

Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders
Cedar Fair First Merger, page 148

4.   We note your discussion of U.S. federal income tax consequences in this section related to the Cedar Fair First Merger. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors, i.e. that Cedar Fair U.S. holders will recognize no gain or loss on such exchange. Please revise this section accordingly and file a tax opinion. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tamar Donikyan